September 25, 2024

Jeremy Smeltser
Chief Financial Officer
Spectrum Brands Holdings, Inc.
3001 Deming Way
Middleton, WI 53562

       Re: Spectrum Brands Holdings, Inc.
           Form 10-K for the Fiscal Year Ended September 30, 2023
           Response dated August 23, 2024
           File No. 001-04219
Dear Jeremy Smeltser:

       We have reviewed your August 23, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our July 31, 2024 letter.

Form 10-K for the Fiscal Year Ended September 30, 2023
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Measurements, page 34

1. We note your response to prior comment 3 regarding the non-GAAP adjustment for the costs associated with retention bonuses and incentive compensation paid to personnel assumed as part of the Tristar Business acquisition. As these costs appear to be normal, recurring operating expenses per Question 100.01 of the Division of Corporation Finance
       Compliance & Disclosure Interpretations on Non-GAAP Financial Measures, please remove this non-GAAP adjustment.


2. In light of the numerous changes you have agreed to reflect in your next Form 10-K, please provide us with your planned revised non-GAAP disclosures, in particular the revised GAAP to non-GAAP reconciliations for fiscal years 2024, 2023 and 2022 you
 September 25, 2024
Page 2

       intend to include in that filing. To assist in our timely review, please provide amounts for the year-to-date period ended June 30, 2024 in the fiscal 2024 columns. Please contact Dale Welcome at 202-551-3865 or Martin James at
202-551-3671 if you
have questions regarding comments on the financial statements and related matters.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing